Ceragon’s IP-20 Platform Helps Vodafone Portugal Support Large Scale Public Events
February 17, 2015
Ceragon’s IP-20 Platform Helps Vodafone Portugal Support Large Scale
Public Events
Ceragon’s robust FibeAir IP-20C short haul solution was selected to backhaul high volume traffic from 3G/4G cells

Paramus, New Jersey, February 17, 2015 –Ceragon Networks Ltd., (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that its short haul wireless solution was selected by Vodafone Portugal to support a unique project meant to provide coverage for Portugal’s large scale public events. The Ceragon solution will deliver up to 1Gbps radio capacity using innovative wireless short haul technology to back haul traffic coming from the 3G/4G cells that serve all local event attendees. Ceragon’s FibeAir IP-20C is the solution of choice that successfully passed all stress tests performed both in Vodafone’s labs and during trials in Vodafone’s live network.

“After testing the Ceragon FibeAir IP-20C solution both in the Vodafone labs and live network, Vodafone Portugal was very impressed by its high capabilities and robustness,” said Moisés Cruz, transmission and core integration manager of Vodafone Portugal. “Moreover, being an all outdoor platform, we were very pleased with the simplicity of the installation and commissioning, as it allows Vodafone operations to reduce set up time and relevant costs.”

A revolutionary all outdoor multi-core solution, the IP-20C delivers gigabit capacity over narrow channels. The Ceragon wireless solutions deliver a number of value added benefits including: high-capacity over both short and long distances, best power-consumption per transported bit and robust radio technology for high availability and reliability. All these factors translate into a lower total cost of ownership (TCO) for Ceragon customers around the globe.

“We are happy to be selected by Vodafone Portugal and to be able to showcase the performance of our IP-20 platform in critical real-world conditions via this project,” said Ira Palti, president and CEO of Ceragon. “Our FibeAir IP-20C solution is the only system today capable of delivering multi gigabit capacities over a single licensed frequency channel. As such, FibeAir IP-20C provides the flexibility that mobile carriers need in order to meet diverse deployment scenarios in both urban and rural settings.”

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers. Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks. As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Media Contact:	Company Contact:	Investor Contact:
Justine Schneider	Tanya Solomon	Claudia Gatlin
Calysto Communications	Ceragon Networks
Tel: +1-(404)-266-2060 x507	Tel: +972-3-543-1163	Tel. +1-(212)-830-9080
jschneider@calysto.com	tanyas@ceragon.com	claudiag@ceragon.com

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor
This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with increased working capital needs, the risk that sales of Ceragon’s new IP-20 products will not meet expectations, risks associated with doing business in Latin America, including currency export controls and recent economic concerns, the risks relating to the concentration of our business in developing nations, the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities,  and other risks and uncertainties detailed from time to time in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.